

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

Tetsuo Mukunoki
Legal Counsel
NEC Corporation
7-1, Shiba 5-chome
Minato-ku, Tokyo 108-8001
Japan

Re: NEC Corporation
Amendment No. 2 to
Registration Statement on Form 20FR-12G
Filed June 22, 2020
File No. 000-12713

Dear Mr. Mukunoki:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Young